Filed pursuant to Rule 433

Registration No. 333-180288

March 27, 2012

Pricing Term Sheet:

Issuer:	HSBC Holdings plc

Lead Manager:	HSBC Securities (USA) Inc.

Co-Managers:	ABN AMRO Bank N.V.
ANZ Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
Comerica Securities, Inc.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Danske Markets, Inc
Goldman, Sachs & Co.
ING Financial Markets LLC
Lloyds Securities Inc.
Morgan Stanley & Co. LLC
nabSecurities, LLC
RBS Securities Inc.
Santander Investment Securities Inc.
SG Americas Securities, LLC
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
UniCredit Capital Markets, LLC
Wells Fargo Securities, LLC
The Williams Capital Group, L.P.
BMO Capital Markets Corp.
CIBC World Markets Corp.
RBC Capital Markets LLC
Scotia Capital (USA) Inc.

Structure:	Global Fixed Rate Senior Unsecured Notes

Ratings:	Aa2 (neg) /A+ (stable) /AA (neg)*

Pricing Date:	March 27, 2012

Settlement Date:	March 30, 2012 (T+3)

Maturity Date:	March 30, 2022

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$2,000,000,000

Benchmark Treasury:	UST 2.00% due Feb 2022

Treasury Yield:	2.180%

Treasury Price:	98-13

Re-offer Spread:	UST + 190 basis points

Coupon:	4.00%

Re-offer Yield:	4.08%

Issue Price:	99.348%

Gross Fees:	0.40%

Net Price:	98.948%

Total Proceeds to Issuer:	$1,978,960,000

Interest Payment Dates:	Semi-annual on each March 30 and September 30, commencing
September 30, 2012.

Call Features:	NCL

Day Count Convention:	30/360

Minimum Denominations:	$2,000 and integral multiples of $1,000 thereafter

Listing:	NYSE

Principal Paying Agent:	HSBC Bank USA, N.A.

CUSIP:	404280 AN9

ISIN:	US404280AN99

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.